Exhibit 99.1

SAVERONE ANNOUNCES NEW AGREEMENT WITH SHALTAL TO INSTALL THE SAVERONE SYSTEM ON ITS FULL FLEET OF TRUCKS

With 150 Trucks, Shaltal Has one of the Largest Vehicle Transportation Fleets in Israel

Petah Tikvah, Israel, April 24, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced that following an initial trial with Shaltal Logistic and Transportation Ltd., SaverOne and Shaltal have entered into an agreement to expand use of the SaverOne system across the entire fleet of 150 trucks of Shaltal and its group of companies. The agreement will improve the safety of vehicle transportation throughout Israel by preventing drivers from being distracted by their mobile phones while driving long routes.

Shaltal has one of the largest vehicle transport fleets in Israel, with a fleet of 150 tracks. The company’s primary activity is transporting vehicles from the ports of Eilat and Ashdod. Following an initial pilot phase, the agreement provides that the SaverOne system will be installed on the remaining 125 trucks of Shaltal’s fleet. As part of an initial pilot phase, the SaverOne system was installed on 25 vehicles. The pilot showed successful demonstration in changing driver behavior patterns over time by limiting distractions caused by use of mobile phones. Following the successful pilot, the SaverOne system will be installed on the rest of the fleet in two phases.

“We’re excited to partner with Shaltal to improve the safety of vehicle transportation in Israel,” said Ori Gilboa, CEO of SaverOne. “Our advanced vehicle safety technologies will help Shaltal’s drivers avoid accidents, keep their vehicles safe and save time and money. This win is part of our strategy to focus on the transportation vertical, and we hope to sign with more companies that are engaged in transportation during this year.”

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cell phone footprint.

To learn more about the company, please visit: https://saver.one/

For the corporate video, please visit: https://saver.one/media/

SaverOne International Investor Relations Contact:

Ehud Helft
saverone@ekgir.com
+1 212 378 8040

SaverOne Israeli Investors Contact:

Jonathan Eilat
John@theinvestor.co.il

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.